November 6, 2008

THE FAIRHOLME FUND
A Series of Fairholme Funds, Inc.

Supplement to Prospectus dated July 22, 2008

The following disclosure will replace the disclosure in the prospectus under “The Fund’s Portfolio Management Team”.

The Fund is managed by a portfolio management team whose lead member, Bruce R. Berkowitz, is the Managing Member of the Manager. He has served as a member of the portfolio management team since the Fund’s inception.  Mr. Berkowitz is also President and a Director of the Company.  Mr. Berkowitz has been Managing Member and Chief Investment Officer of the Manager since the Manager’s inception in 1997.  Mr. Berkowitz has approximately 24 years of investment management experience.  Mr. Berkowitz is also a director and audit committee member of TAL International and White Mountains Insurance Group, which are both listed on the New York Stock Exchange.

Listed below are the members of the portfolio management team, who are equally responsible for the day-to-day management of the Fund’s portfolio. These members advise Mr. Berkowitz prior to executing transactions on behalf of the Fund.

Charles M. Fernandez is an Analyst and the President of the Manager and a Director and a Vice President of the Company.  He has served as a member of the portfolio management team since January 2008. From 2003 until 2007, Mr. Fernandez was the President of Lakeview Health Systems LLC, a privately-held healthcare company, where he continues to serve as a Director.  From 1999 to 2003, Mr. Fernandez was the Chief Executive Officer of Big City Radio, Inc., a publicly traded owner and developer of radio stations.  Additionally, from 1997 to 2003, he held various positions with IVAX Corporation, a publicly-traded manufacturer of generic drugs, serving most recently as a Director, and Chairman of the Audit Committee of the Board of Directors.  Mr. Fernandez has 23 years of management experience.

Paul R. Thomson is an Analyst, Chief Financial Officer and Chief Operating Officer of the Manager and currently serves as the Chief Compliance Officer of the Company. He has served as a member of the portfolio management team since January 2008. From 2004 to 2007, Mr. Thomson held various positions with Colliers-Seeley, Inc., a full service real estate brokerage firm, most recently as Managing Director and previously as Chief Financial Officer.  From 1996 to 2004, Mr. Thomson was Vice-President, Chief Financial Officer, and Treasurer of Big City Radio, Inc., a publicly traded owner and developer of radio stations.  He is a Certified Public Accountant and a member of the Institute of Chartered Accountants of England and Wales.  Mr. Thomson has 29 years of experience in public accounting and financial management.

The Company does not directly compensate any personnel of the Manager, including members of the portfolio management team.  The Fund’s SAI provides additional information about the compensation of the members of the portfolio management team, as well as (i) other accounts managed by the portfolio management team and (ii) ownership of the Fund’s securities by members of the portfolio management team.

THIS SUPPLEMENT SHOULD BE RETAINED FOR FUTURE REFERENCE.

SK 22146 0003 935586